SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*

                            CPI Aerostructures, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                     125919
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                                 (CUSIP Number)

                                Steven N. Bronson
                           10 South Street, Suite 202
                          Ridgefield, Connecticut 06877
                                 (203) 894-9755

                                 with a copy to:

                            James A. Prestiano, Esq.
                         317 Madison Avenue, Suite 2310
                            New York, New York 10017
                                 (212) 949-9696
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 29, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125919                   SCHEDULE 13D
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1  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

   Steven N. Bronson
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]  (b) [ ]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

   Not Applicable
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                            [ ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA
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                           7     SOLE VOTING POWER

                                 123,116
                           ------------------=----------------------------------
  NUMBER OF                8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                     0
  OWNED BY                 ------------------=----------------------------------
    EACH                   9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                        123,116
    WITH                   ------------------=----------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   123,116
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12 CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                                           [ ]
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   4.6%
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14 TYPE OF REPORTING PERSON*

   IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 125919                   SCHEDULE 13D


     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the shares of common stock $.001 par value per share (the "Common Stock") of CPI Aerostructures Inc., a New York Corporation, with its principal offices located at 200A, Executive Drive, Edgewood, New York 11717 (the "Issuer"), remains in full force and effect. The Issuer's Form 10-QSB for quarter ended June 30, 2001 states that as of June 30, 2001, the Issuer had 2,657,046 shares of Common Stock outstanding.

Item 2. Identity and Background.

     (a) This Amendment No. 7 to Schedule 13D is being filed on behalf of Steven
N. Bronson.

     (b) Mr. Bronson's business address is 10 South Street, Suite 202, Ridgefield, Connecticut 06877.

     (c) Mr. Bronson is the President and sole member of Catalyst Financial LLC ("Catalyst"), a broker-dealer licensed under the Act.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Between August 13, 2001 and August 29, 2001, Mr. Bronson sold a total of 80,421 shares of Common Stock for an aggregate sales price of 110,406.87.

Item 4. Purpose of Transaction.

     Mr. Bronson sold the shares of Common Stock for investment purposes. Mr. Bronson may, depending upon then current events, including without limitation, the then market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease his position in the Issuer.

CUSIP No. 125919                   SCHEDULE 13D

Item 5. Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson owns an aggregate of 123,116 shares of the Issuer's Common Stock, representing approximately 4.6 % of the total shares of Common Stock deemed outstanding. Mr. Bronson has sole voting and disposition power with respect to such shares.

     (c) Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) On August 29, 2001 Mr. Bronson ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7. Material to be Filed as Exhibits.

     None


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Dated: August 29, 2001

                                            /s/ Steven N. Bronson
                                            ------------------------------
                                            Steven N. Bronson


     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).